UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No._)*

SINOHUB, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

82935L101
(CUSIP Number)

Thomas S. Brennan
Posternak Blankstein & Lund LLP
Prudential Tower, 33rd Floor
800 Boylston Street
Boston, MA 02199
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935L101
(1) Names of reporting persons	Jan Rejbo
(2) Check the appropriate box if a member of a group	(a) ☐
(see instructions)	(b) ☐
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization	Sweden
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	4,400,925
(8) Shared voting power
(9) Sole dispositive power	4,400,925
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person	4,400,925
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) (See Item 4 below)	☒
(13) Percent of class represented by amount in Row (11)	17.53%
(14) Type of reporting person (see instructions)	IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of SinoHub, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 6/F, Bldg 51, Rd 5, Qiongyu Blvd., Technology Park, Nanshan District Shenzhen, People’s Republic of China.

Item 2. Identity and Background.

This statement is being filed by Jan Rejbo (the “Reporting Person”).  The Reporting Person is a citizen of Sweden.  His principal occupation is private investor.  The Reporting Person’s residence is 64/38 M.6 Crystal Park Soi Yothinpattana, Praditmanutham Road Latprao Latprao, Bangkok W1 Thailand 10230.

During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by the Reporting Person were acquired in connection with the transactions described in Item 4 below, the text of which is incorporated herein by reference.

Item 4. Purpose of Transaction.

On May 12, 2008, Liberty Alliance, Inc., now known as the Issuer, SinoHub Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), SinoHub, Inc., a Delaware corporation (“SinoHub International”) and Steven L. White, the principal stockholder of the Issuer (the “Principal Stockholder”) entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub agreed to merge with and into SinoHub International, with SinoHub International being the surviving corporation and wholly owned subsidiary of the Issuer (the "Merger"). The closing of the Merger Agreement occurred on May 14, 2008.  In connection with the Merger, each issued and outstanding share of SinoHub International common stock (including shares of common stock issued upon conversion of outstanding SinoHub International preferred stock) (“SinoHub International Common Stock”) was converted into the right to receive 3.718425 shares of the Issuer’s Common Stock (“Exchange Ratio”).  As a result of the Merger, the Reporting Person beneficially owned 15,683,234 shares of Common Stock of the Issuer, or approximately 22.4% of the Issuer’s outstanding common stock immediately following the Merger.

On June 18, 2008, the Issuer effected a reverse stock split at the ratio of 1 share of common stock for every 3.5 shares of common stock outstanding immediately prior to the reverse stock split.  As a result, each 3.5 shares of common stock held by the Reporting Person of the Issuer immediately before the reverse stock split become one share of common stock effective upon the reverse split.  Any fractional share held by the Reporting Person as a result of the reverse split was rounded up to the next whole share after aggregating all fractional shares that otherwise would be received by the Reporting Person, as no fractional shares were issued in the reverse stock split.  With the exception of the share number reported in the first paragraph of this Item 4 for the reporting person, all of the share numbers herein reflect the reverse stock split effected on June 18, 2008.

On September 15, 2008, the Reporting Person gifted 80,000 shares of the Issuer’s common stock to various individuals, including 45,000 shares to his wife and 20,000 shares to his daughter.  The reporting person disclaims beneficial ownership of the shares held by his wife and daughter, and such shares are not reflected in the beneficial ownership table above.

The Reporting Person considers the shares of Common Stock that he beneficially owns as an investment made in the ordinary course of his business. The Reporting Person intends to review on a continuing basis his investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner. The Reporting Person is listed as a selling stockholder in a resale registration statement (Registration No. 333-162767) filed with the Commission for 3,435,117 shares of the Issuer’s common stock.  Except as described above, the Reporting Person currently has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5. Interest in Securities of the Issuer.

(a) and (b)          The Reporting Person is the direct beneficial owner of an aggregate of 4,400,925 shares of Common Stock, representing approximately 17.53% of the 25,100,788 shares of Common Stock stated to be outstanding by the Issuer in its Quarterly Report on Form 10-Q filed November 16, 2009 (the “Form 10-Q”). The Reporting Person has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock.  The Reporting Person disclaims beneficial ownership of the 45,000 shares held by his wife and the 20,000 shares held by his daughter.

(c)           Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock since May 14, 2008.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Person is a party to an agreement with the Issuer providing him with certain demand and piggyback registration rights with respect to 3,435,117 shares of his Issuer Common Stock.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date December 8, 2009

JAN REJBO

Signature	/s/ JAN REJBO